ALL AMERICAN GOLD CORP.

January 6, 2011

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 4628, 450 Fifth Street,
Washington, D.C. 20549-4628

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re: All American Gold Corp.
Form 10-KA for the year ended May 31, 2010 and Form 10-QA for the quarter ended August 31, 2010
File Number 000-54008

We have reviewed your comment letter dated November 30, 2010, have made revisions to the above noted 10-K and 10-Q filings and have the following comments and responses. On this day we have filed on EDGAR amended 10-K filings for the year ended May 31, 2010 and 10-Q for the quarter ended August 31, 2010 and have provided in the same filing a redline copy of each. In addition, our letter provides an explanation of our response.

Form 10KA for the Fiscal Year Ending May 31, 2010

General

1.	Commencing on page 11 of the amended filing we have provided the following maps:

Figure 1 – Map of location of Jiangxi Province in China
Figure 2 – Map of general location of Gao Feng property west of Jiujiang City, Jiangxi Province, China
Figure 3 – Map of general location of Gao Feng property west of Ruichang City, Jiangxi Province, China
Figure 4 – Topographical map of the Gao Feng property with English translations of the Chinese references

2.	We have added information from previous filings providing the information requested. All of the data had previously been provided either in the Corporation’s S-1 filings, its previous Ks and Qs but had gradually been eliminated as we believed it to be repetitious.

3.	We believe that with the information added commencing on page 14 following the maps we have met the criteria of Industry Guide 7. The nature of the option and our obligations thereunder had previously been delineated on page 10, paragraph 2 under the heading “Management’s Discussion … ”. We have stated in a number of locations that the property is without known reserves and that the proposed program is purely exploratory in nature.

4839 North College Avenue, Indianapolis, IN 46205
Phone: (888) 755-9766 Fax: (877) 755-9766 e-mail: allamericangoldcorp@gmail.com

Mr. H. Roger Schwall	2.
Securities & Exchange Commission
January 6, 2011

Form 10-QA for the quarter ending August 31, 2010

4.

We have determined from a review of the 8-K filed by our attorney on August 26, 2010 that certain errors were made in the filing and in the subsequent quarterly report for August 31, 2010 there were a number of errors and inconsistencies. We have amended the 8-K filing and have filed same this day to correctly reflect the terms of the option agreements. The information contained in the 10QA filing reflects our proper obligations under the agreements and the 10-QA filing has been altered to conform to the 8K filing.

5.

Our response parallels our response to item 4 above. We have amended the 8-K filing and have filed same this day. The information contained in the 10KA filing reflects our obligations under the agreements.

6.

Currently TAC Gold is waiting the results of a drill program on the Goldfield West which will be instrumental in determining how we are going to address the future of this property. We have made this statement in the amended 10-Q filing and have added information as to our intentions for the Belleville project and the Iowa Canyon property. For all three properties we have provided a greater level of detail about the properties and our current intentions as known.

Yours truly,
ALL AMERICAN GOLD CORP.

/s/ “Brent Welke”

Brent Welke
President

cc: Mr. John Coleman